UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 13, 2022

Cartesian Growth Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40103	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor New York, New York	10017
(Address of principal executive offices)	(Zip Code)

(212) 461-6363

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one class A ordinary share and one-third of one Warrant	GLBLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GLBL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GLBLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

As previously reported on a Current Report on Form 8-K of Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“CGC”), filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2021, CGC announced that it had entered into a business combination agreement (the “Business Combination Agreement” and, the transactions described within, the “Business Combination”) with Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies”), Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”) and furnished a presentation to be used by CGC in presentations for certain of CGC’s potential investors and other persons regarding the Business Combination. CGC is furnishing an updated form of investor presentation that is attached as Exhibit 99.1 and incorporated by reference herein. CGC may use such presentation in meetings with certain of its potential investors and other persons regarding the Business Combination.

The foregoing exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 8.01	Other Events.

The disclosure set forth above in Item 7.01 of this Current Report on Form 8-K is incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed Business Combination, CGC has filed a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus in connection with the Business Combination (the “Form S-4”) with the SEC, which includes a preliminary proxy statement/prospectus, and certain other related documents, to be used at the meeting of CGC shareholders to approve the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CGC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CGC AND THE COMPANIES AND THE BUSINESS COMBINATION. Promptly after the Form S-4 is declared effective by the SEC, the proxy statement/prospectus will be mailed to shareholders of CGC as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

CGC and its directors and executive officers may be deemed participants in the solicitation of proxies from CGC’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in CGC is contained in CGC’s filings with the SEC, including CGC’s final prospectus relating to its initial public offering, which was filed with the SEC on February 23, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Form S-4 for the proposed Business Combination, as may be amended. TWMH, the TIG Entities, Alvarium, and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CGC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is contained in the Form S-4, as may be amended.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of CGC, the Companies or the combined company expected to result from the Business Combination (the “Combined Company”). For example, statements regarding the Combined Company’s industry and market sizes, future opportunities for the Combined Company, the Combined Company’s estimated future results and outcomes of the proposed Business Combination, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are provided for illustrative purposes only and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions, whether or not identified in this Current Report on Form 8-K, that, while considered reasonable by CGC, the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of CGC’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) CGC and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving CGC or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for CGC’s or the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which CGC or any of the Companies operate; and (x) other risks and uncertainties indicated from time to time in the Form S-4, including those under “Risk Factors” therein, and in CGC’s other filings with the SEC.

If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CGC nor the Companies presently know or that CGC or any of the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of CGC and the Companies described above. None of CGC or any Company undertakes any duty to update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name: Peter Yu
Title: Chief Executive Officer

Date: May 13, 2022

Investor Presentation | May 2022 Exhibit 99.1

Disclaimer This Presentation (together with oral statements made in connection herewith, the “Presentation”) is for informational purposes only to assist prospective purchasers in a private placement in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Cartesian Growth Corporation (“CGC”), Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies” and each a “Company”), and the proposed private placement of securities of CGC in connection with the Business Combination. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of CGC or any of the Companies. By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is confidential, that you will not distribute, reproduce, disclose or use such information for any purpose other than for the purpose of evaluating your firm’s participation in the potential financing, that you will not distribute, reproduce, disclose or use such information in any way detrimental to CGC or the Companies, and that you will return to CGC, delete or destroy this Presentation upon request. Further, by accepting this Presentation, the recipient agrees to maintain all such information in strict confidence, including in strict accordance with any other contractual obligations applicable to the recipient and all applicable laws, until such information becomes publicly available not as a result of any breach of such confidentiality obligation. You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. The information contained herein does not purport to be all-inclusive and none of CGC, the Companies nor any of their respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Prospective investors in the proposed private placement should consult with their own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment decision to subscribe for securities of CGC in connection with the Business Combination. To the fullest extent permitted by law, in no circumstances will CGC, the Companies or any of their respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of CGC, the Companies, the proposed private placement or the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs.   Forward-Looking Statements. Certain statements in this Presentation may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of CGC, the Companies or the combined company expected to result from the Business Combination (the “Combined Company”). For example, projections of future financial performance of the Combined Company, the Business Combination, the Combined Company’s business plan, the Combined Company’s ability to continue its M&A strategy, other projections concerning key performance metrics, the proceeds of the Business Combination and the Combined Company’s expected cash runway, and the potential effects of the Business Combination on CGC and the Combined Company, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “ may,”“ should,”“ expect,”“ intend,”“ will,” “estimate,”“ anticipate,”“ believe,”“ predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by CGC, the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, and other filings with the Securities and Exchange Commission (“SEC”), as well as factors associated with companies, such as the Companies, that are engaged in the business of investment and wealth management, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate, including the factors described in the summary risk factors that will accompany this Presentation. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Disclaimer (cont’d) Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of CGC and the Companies described above. None of CGC or any Company undertakes any duty to update these forward-looking statements. Use of Projections. This Presentation contains projected financial information with respect to the Combined Company. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as being predictive of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in such prospective financial information, including without limitation, assumptions regarding CGC’s and the Companies’ ability to consummate the Business Combination and the Combined Company’s ability to realize synergies from the Business Combination, the failure of any of which to materialize could cause actual results to differ materially from those contained in the prospective financial information. The Companies and CGC caution that their assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. See the section above titled “Forward-Looking Statements”. The inclusion of financial forecast information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither CGC’s nor any Company’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation or any other purpose, and accordingly, none of such independent auditors has expressed any opinion or provided any other form of assurance with respect to such projections. Financial Information. The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any registration statement that may be filed in connection with any potential Business Combination. No Offer or Solicitation. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any private offering of securities in connection with the Business Combination (the “Securities”) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act). Accordingly, until registered for resale, the Securities must continue to be held until a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption from registration under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither CGC nor any Company is making an offer of the Securities in any state or jurisdiction where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Industry and Market Data. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Companies’ own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Companies believe their internal research is reliable, such research has not been verified by any independent source and none of CGC, the Companies or any of their respective affiliates nor any of their respective control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information. Trademarks. This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but CGC and the Companies, as applicable, will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. No Relationship or Joint Venture. Nothing contained in this Presentation will be deemed or construed to create the relationship of partnership, association, principal and agent or joint venture. This Presentation does not create any obligation on the part of any Company, CGC or the recipient to enter into any further agreement or arrangement. Unless and until a definitive agreement has been fully executed and delivered, no contract or agreement providing for a transaction will be deemed to exist and none of CGC, any Company or the recipient will be under any legal obligation of any kind whatsoever. Accordingly, this Presentation is not intended to create for any party a right of specific performance or a right to seek any payment or damages for failure, for any reason, to complete the proposed transactions contemplated herein.

Disclaimer (cont’d) Use of Non-GAAP Financial Measures. This Presentation includes non-GAAP financial measures. CGC and the Companies believe that these non-GAAP measures are useful to investors for two principal reasons. First, they believe these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, these measures are used by the Companies’ management to assess its performance. CGC and the Companies believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore, such financial measures may not be directly comparable to similarly titled measures of other companies. Assets Under Management and Assets Under Advisement. For financial presentation purposes, total assets under management and assets under advisement (“AUM / AUA”) of the Combined Company consists of: (i) assets under advisement (“AUA”) and assets under management (“AUM”) of TWMH; (ii) AUM of TIG Entities; and (iii) AUA and AUM of Alvarium. AUM / AUA of TWMH includes billable and non-billable assets. Billable assets represent the portion of assets on which TWMH charges fees. Non-billable assets are exempt of fees. They consist of assets such as cash and cash equivalents, real estate, investment consulting assets and other designated assets. As of December 31, 2021, TWMH’s AUM / AUA is $27.6 billion; AUM accounts for $21.4 billion and AUA accounts for $6.2 billion. Billable assets account for $17.8 billion and non-billable assets account for $9.8 billion. AUM / AUA of Alvarium includes billable and non-billable assets. Billable assets represent the portion of assets on which Alvarium charges fees; these are assets in which Alvarium is acting in a fiduciary capacity as well as co-investment assets. For the purpose of calculating co-investment assets, Alvarium includes the gross asset value of all assets managed or supervised by operating partner subsidiaries, affiliates and joint ventures in which Alvarium holds either a majority or minority stake. Non-billable assets are exempt of fees. As of December 31, 2021, Alvarium’s AUM / AUA is $25.4 billion; AUM accounts for $10.9 billion and AUA accounts for $14.5 billion. AUM of the TIG Entities includes the assets under management of each of the TIG Entities’ external strategic managers. External strategic managers are those managers in which the TIG Entities have made an external investment, and the strategies of these managers include Real Estate Bridge Lending, European Long/Short Equity and Asian Credit. As of December 31, 2021, the TIG Entities’ AUM is $8.3 billion; internal strategies account for $3.4 billion and external strategic managers account for a combined $4.9 billion. The AUM figures with respect to December 31, 2019 include the TIG Entities’ minority interests in its European Long / Short Equity and Asian Credit external strategic managers. The acquisition of these investments closed on March 10, 2020 and December 31, 2020, respectively. We included such amounts as we believe it provides a more accurate representation of the growth of the underlying TIG businesses. Unless otherwise defined, AUM refers to assets on which a business provides continuous and regular billable supervisory or management services. As noted, the AUM of each of the TIG Entities and the Combined Company includes the AUM of the TIG Entities’ external strategic managers as we believe including such AUM presents a more accurate depiction of the respective businesses. However, the AUM of the external strategic managers should not be viewed as part of the AUM of the TIG Entities or the Combined Company for regulatory and/or statutory purposes under the U.S. Investment Advisers Act of 1940, as amended. Economic EBITDA. For financial presentation purposes, Economic EBITDA represents management’s view of the underlying economic earnings generated by the Company after the recognition of a profit-share participation in one of the affiliates of the Combined Company. Fee Type Breakdown. Advisory fees represent fees recurring in nature, primarily management fees. Incentive fees represent performance-related fees. Other income/fees represent merchant banking advisory fees.

Company Overview

Sponsor Overview Cartesian Growth Corp. (“CGC”): SPAC sponsored by affiliate of Cartesian The Cartesian team has a demonstrated ability to create value built on strategic advice, risk management, business intelligence, & institutional systems and infrastructure AlTi Alignment Value-creating sponsor & partner Experience building transnational businesses 20+ years Market-leading transactions 55+ Countries in which Cartesian’s investments operate 40+ AUM global private equity organization $3.0 billion Earn-in: 15% of sponsor shares subject to forfeiture based on share price Lock-up: Multi-year lock-up for remaining sponsor shares AlTi Board: Peter Yu (CGC Chairman / CEO & Cartesian Managing Partner) to join AlTi board Select Cartesian Investments

World-class leadership Alexander de Meyer Michael Tiedemann Nancy Curtin Head of Investment Advisory and CIO of Alvarium Former CIO for wealth business ($18B AUM) Senior investment professional at Fortune, Schroders, & Barings Built multiple traditional & alternative businesses Chief Executive Officer Executive Committee CEO of Alvarium Helped grow Alvarium to $25B AUM / AUA Led strategy & execution of 20+ acquisitions Led 100+ real estate co-investments CEO of Tiedemann Advisors & TIG Advisors Grew Tiedemann Group to $36B AUM / AUA Led strategy, execution, & integration of 7 acquisitions Led global expansion of Tiedemann Group Executive Committee Note: While separate operating entities, Tiedemann Advisors (“TA”) and TIG Advisors (“TIG”) together are referred to as the “Tiedemann Group”. Tiedemann Group and Alvarium AUM / AUA figures as of December 31, 2021. Please see the important disclaimers on non-GAAP measures and the calculation methodology of AUM / AUA with respect to each of TWMH, Alvarium, and the TIG Entities on page 4 of this presentation COO of Tiedemann Advisors Helped grow Tiedemann Advisors to $28B AUM / AUA Drove strategy, execution, & integration of 4 acquisitions Kevin Moran Chief Operating Officer

Melbourne Auckland Hong Kong Zurich Baar Geneva Lugano Singapore Milan Paris London Lisbon Los Angeles San Francisco Miami Palm Beach Aspen Wilmington, DE Washington, DC New York Dallas Seattle Portland Toronto We serve clients in major wealth centers from 25 cities in 11 countries across 4 continents 20+ Years of Operating History ~450 Team Members Worldwide 24 Cities on 4 Continents $79M Economic EBITDA (2021A) ~$61B AUM / AUA (Year-End 2021A) Note: Please see the important disclaimers on non-GAAP measures, the calculation methodology of AUM / AUA and Economic EBITDA with respect to each of TWMH, Alvarium, and the TIG Entities on page 4 of this presentation By the numbers

Strategically located Melbourne Auckland Hong Kong Zurich Baar Geneva Lugano Singapore Milan Paris London Lisbon San Francisco Miami Palm Beach Aspen Wilmington, DE Washington, DC New York Dallas Seattle Portland Toronto We serve clients in major wealth centers from 24 cities in 11 countries across 4 continents Isle of Man

Co-Investments & Merchant Banking Unique global solutions Global Families & Institutions Multi-Generational Entrepreneurs NextGen Global Leaders Investment Advisory Trust & Estate Planning Family Office Services Impact, Innovation, & Alternatives Supporting the Full Client Lifecycle: Growth Liquidity Access to Capital Multi-Generational Next Generation Clients

A proven & powerful business model Comprehensive, global, & proprietary services tailored to global, cross-border clients Local service & global reach Proprietary direct & co-investment opportunities; JVs with leading alternative asset managers Active thought leadership in environmental, social, & governance (“ESG”) and socially responsible investing (“SRI”); with access to capital, innovation, & expertise Solutions based advice and access to network of like-minded, multi-generational entrepreneurs True client-centric practice Opportunity creation & access Nimbleness & innovation

Stability, profitability, & growth Note: Please see the important disclaimers on non-GAAP measures, the calculation methodology of AUM / AUA, Economic EBITDA, and fee type breakdown with respect to each of TWMH, Alvarium, and the TIG Entities on page 4 of this presentation Combined Year-End AUM / AUA (2019-2022P) Reported Revenue by Fee Type (2019-2022P) Pro Forma Economic EBITDA (2019-2022P) Track Record Growing assets organically & inorganically while retaining clients Recurring Income Advisory & incentive fees create stable & diverse revenue base Margin Expansion Operating leverage drives significant margin expansion 10% CAGR 57% CAGR $Billions $Millions $Millions Margin Expansion Operating leverage drives significant margin expansion $Millions 15% 21% 30% 35% Pro Forma Economic EBITDA Margin 18% CAGR

A resilient client base & expanding opportunity set Client composition reflects largest 25 AlTi clients as measured by billable assets as of December 31, 2021 Note: Please see the important disclaimers on non-GAAP measures and the calculation methodology of AUM / AUA with respect to each of TWMH, Alvarium, and the TIG Entities on page 4 of this presentation 95+% Average global wealth management client asset retention (2018-2021) 8 years Average global wealth management client tenure 45% Top 25 Client Assets(1) Outside U.S. Global Exposure Top 25 Client Asset Composition by Geography Client Composition by Assets with AlTi Diversified Client Base

Our unique vision Operating Targets $100B+ AUM / AUA 40%+ EBITDA MARGIN Client Targets 50% - 50% U.S. VS. INTERNATIONAL $50M AVERAGE CLIENT AUM / AUA Impact Targets $25B COMMITTED TO IMPACT STRATEGIES 2030 YEAR OF NET ZERO EMISSION Personnel Targets 50% WOMEN IN SENIOR MANAGEMENT 50% DIVERSITY AMONG WORKFORCE *global wealth management Note: Please see the important disclaimers on non-GAAP measures and the calculation methodology of AUM / AUA with respect to each of TWMH, Alvarium, and the TIG Entities on page 4 of this presentation To be the trusted advisor to multi-generational founders, families, & entrepreneurs. Known for our integrity, suite of integrated capabilities, as well as access to impact and innovation.

Investment highlights Global scale and favorable macro-operating environment Resilient, loyal client base and expanding opportunity set Differentiated alternative asset management platform with ample whitespace Stable, profitable, growing financial profile Balance sheet light model generating high free cash flow Attractive entry valuation positioned for margin and multiple expansion World-class leadership with proven track record

The Opportunity

An opportunity powered by multi-decadal trajectories $102 trillion global opportunity, double digit growth, with clients demanding integrated capabilities and institutional solutions U.S. Wealth Transfer (2018-2042P) U.S. Independent Advisor AUM (2014-2024P)(2) $70 trillion wealth transfer creates opportunities for firms that deliver impact, innovation, & engagement to clients Wealth clients seek advice that is independent, customized, aligned, & integrated with needs $70 Trillion Baby Boomers & Older GenX & Millennials Charities + High-Net-Worth (“HNW”) Population (2015-2025P)(1) Includes adults with net worth above US$1 million Includes independent registered investment advisors, hybrid registered investment advisors, and multi-family offices Source: Credit Suisse, BCG, Cerulli Asia-Pacific Europe United States Millions Massive, Expanding Market Generational Wealth Transfer Shifting Client Demand 10% CAGR $Trillions

Across Generations Serving evolving client priorities Ultra-High-Net-Worth (“UNHW”) Asset Allocation Alt. Asset Exposure by Demographic (2021-2024P) Relevance of ESG Factors Demand for alternatives, a $17 trillion market by the end of 2025, aligns with our expertise Next generation particularly interested in direct and co-investment in alternatives Our clients understand and want to invest responsibly and with intent, as they think about legacy 50% UHNW allocation to alternative assets 2021 2021 2021 2024 2024 2024 93% of UHNW consider ESG factors when investing Source: KKR, Preqin, Ernst & Young Global Demand for Alternatives With Impact Priority 50% 19% 31%

We have a demonstrated track record of inorganic growth in wealth & asset management Acquisition of Wealth Managers CAGR: 12% CAGR: 33% # of Transactions Minority Stake Acquisitions in Alternative Asset Managers # of Transactions Select AlTi M&A Examples Wealth Management Integrating Acquisitions Alternative Asset Management Minority Stake / JV Transactions Source: Piper Sandler Global Asset & Wealth Management M&A Activity (2017-2021) A powerful platform & proven expertise RE Bridge Lending (Specialist Firm) European Long / Short (Specialist Firm) Asian Credit (Specialist Firm)

Differentiated alternative asset management platform Our global network of alternative asset management capabilities is built on an end-to-end support platform for entrepreneurial managers, driving significant growth Comprehensive Support Platform Alternative Managers Infrastructure & Administration Access to Capital & Distribution Strategic Business Development Clients gain access to differentiated portfolio solutions Real Estate Proprietary real estate platform of leading real estate operators across diversified sectors and market themes Other Alternatives Private equity, hedge fund, & other alternative strategies gain access to comprehensive platform Repeatable & Scalable Growth Opportunities AlTi has a history of seeding and investing in mid-sized managers across real estate and other alternative strategies

Stability, profitability, & growth Note: Please see the important disclaimers on non-GAAP measures, the calculation methodology of AUM / AUA, Economic EBITDA, and fee type breakdown with respect to each of TWMH, Alvarium, and the TIG Entities on page 4 of this presentation (1) Pro-forma Economic EBITDA for $79M includes $1.3M of actual, rather than annualized, costs incurred for personnel hired in critical functional areas to support the requirements of operating as a publicly traded company.

Transaction Overview

Transaction summary Valuation The transaction implies a pro forma equity value of $1.427 billion for Alvarium Tiedemann Holdings, Inc. Permanence, Commitment, & Alignment Over 96% of equity held by operating partners is being rolled into the post-closing company Multi-year lock-up for active partners and sponsor: one-third released after the 1st year, one-third released after the 2nd year, & one-third released after the 3rd year Transaction Structure TWMH, TIG Entities, & Alvarium will combine and become a publicly listed company through a business combination with Cartesian Growth Corporation (NASDAQ: GLBL) The transaction is expected to close in the second half of 2022 Post-closing, the company will be named Alvarium Tiedemann Holdings, Inc. and its common stock will be listed on Nasdaq under the ticker GLBL The transaction, inclusive of the PIPE investment, will provide capital to support the company’s continued growth and for future acquisitions, & to provide liquidity primarily for certain inactive shareholders of the predecessor companies

Transaction overview $1.4B PF Equity Value $Millions; unless otherwise stated Estimated Sources and Uses Illustrative Pro Forma Valuation Illustrative Pro Forma Ownership Notes: • Excludes shares subject to 5-year earnout - 13.5 million shares subject to be issued to Existing Partners & Families upon achieving a share price of $12.50 (50%) and $15.00 (50%) - 1.3 million Sponsor shares subject to forfeiture. Such forfeiture to be canceled at a share price of $12.50 (50%) and $15.00 (50%) • Excludes the impact of warrants and future management equity compensation • Assumes no public shareholder redemptions • Assumes $100 million of secondary share sales and $61 million of transaction expenses • The Pro Forma Enterprise Value of $1,139 million presented here differs from the term Companies Enterprise Value of $1,080 million used in the Business Combination Agreement. Companies Enterprise Value reflects the adjustment for approximately $7 million of certain transaction expenses, which were removed in connection with the determination of the amount of the equity rollover at the time the Business Combination Agreement figure was agreed. The figures also reflect updates for the expected incurred Expenses and the net debt at Closing.

Additional Information

Alvarium Tiedemann ecosystem Holistic wealth and investment partner delivering customized client solutions through globally integrated teams of professional advisors Repeatable, disciplined investment process to compound wealth across traditional and alternative asset classes Alternative, innovation, & impact investing solutions that can be fully integrated into a client’s portfolio Global partnerships with alternative asset managers, providing them distribution and value-add operational services Proprietary real asset direct and co-investment program with long track record of investment success Strategic advisory services, growth capital, & access to direct and co-investment opportunities in media, technology, & innovation Global Wealth Management Robust platform delivering tailored investment and wealth solutions to sophisticated clients Powerful global investment and advice ecosystem to serve discerning: Large global families and institutions Multi-generational entrepreneurs Next generation global leaders Private Markets Group Access to uncorrelated investment strategies and co-investment opportunities

Established foundation poised to accelerate growth Quality Foundation Distinctive, Global, & Growing Long-Tenured Client Relationships Robust, Flexible, & Scaled Independent Advisory Institutionalization Impact and Innovation Leveraging Synergies Partnerships Consolidation Growing AUM / AUA to $100+ billion by 2026 by executing on our plan for quality growth Organic Growth M&A

Our commitment to DEI & ESG best practices Culture at the Core Diversity, Equity, & Inclusion is a matter of principle for us and is fundamental to how we operate. Our commitment is reflected in our inclusive culture, hiring practices, educational programs, community involvement, & environmental programs. Our clients benefit from the diversity of thoughts, ideas and perspectives we deliver, especially important with an increasingly global, connected and diverse client base. Responsible Investing We offer multi-asset class portfolios that generate quantifiable social and environmental outcomes by embedding an evaluation of ESG factors throughout our investment process. We utilize a proprietary values-based survey to tailor portfolios to a client’s impact and value objectives and to provide ESG and impact reporting that is fully integrated into client portfolio reporting. Strong Governance is at the Foundation of our Organization Board of Directors, Executive Committee, Partner-Led Organization, Senior Global ESG Leader and Executive-led DEI Committees Signatories to the UN Principles of Responsible Investing and an active member of the Global Impact Investing Network Impact reporting aligns with UN Sustainability Development Goals, Impact Management Project, verified carbon metrics and DEI measures

Executive committee Alexander de Meyer 15+ years experience Executive Committee Michael Tiedemann 25+ years experience Chief Executive Officer Spiros Maliagros 20+ years experience Executive Committee Kevin Moran 15+ years experience Chief Operating Officer Christine Zhao 20+ years experience Chief Financial Officer Nancy Curtin 20+ years experience Executive Committee Craig Smith 25+ years experience Executive Committee Andrew Williams 20+ years experience Executive Committee Robert Weeber 15+ years experience Executive Committee Sophie Rowney 10+ years experience General Counsel Jonathan Goodwin 15+ years experience Executive Committee

Risk factors The risk factors below have been prepared solely for purposes of the proposed private placement (the “Private Placement”) of common equity of Cartesian Growth Corporation in connection with the proposed business combination (the “Business Combination”) among Cartesian Growth Corporation (“CGC”), Rook MS LLC, a Delaware limited liability company, Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“Tiedemann”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC (“TIG MGMT”), a Delaware limited liability company, Alvarium Investments Limited, an English private limited company (“Alvarium” and, collectively with Tiedemann, TIG GP and TIG MGMT, the “Targets”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (collectively the “Parties”). All references to “the Company” refer to the business of Alvarium Tiedemann Holdings, Inc., and its consolidated subsidiaries; a combined entity resulting from the Business Combination. The risks presented below are certain of the general risks related to the business of the Company, the Private Placement and the Business Combination, and are not exhaustive. The risks described below are qualified in their entirety by disclosures contained in future documents filed or furnished by the Company, CGC or their respective affiliates, with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. Investing in CGC’s securities (the “Securities”) being offered in this Private Placement involves a high degree of risk. You should carefully consider these risks and uncertainties, together with the information in the Company’s consolidated financial statements and related notes, and should carry out your own due diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in the Private Placement, before making an investment decision. There are many risks that could affect the business and results of operations of the Company, many of which are beyond its control. If any of these risks or uncertainties occurs, the Company’s business, financial condition, and/or operating results could be materially and adversely harmed. Additional risks and uncertainties not currently known or those currently viewed to be immaterial may also materially and adversely affect the Company’s business, financial condition and/or operating results. If any of these risks or uncertainties actually occurs, the value of the Company’s Securities may decline, and any investor in the Private Placement may lose all or part of its investment: Risks Related to the Company The Company’s revenues are derived from fees correlated to the amount of assets under management and assets under advisement that it has and the performance of its investment strategies and/or products (collectively, “Investments”). Poor performance of the Company’s Investments in the future, terminations of significant client relationships, or the exercise of any rights that external strategic managers may have to repurchase their interests, could have a materially adverse impact on its revenues, and, consequently, the returns of the Securities. The Company’s investment management activities may involve investments in relatively high-risk, illiquid assets, and it may fail to realize any profits from these activities for a considerable period of time. In addition, valuation methodologies for these and other assets may be significantly subjective, and the values of assets established pursuant to such methodologies may never be realized, which could result in reduced revenue to the Company. The forecasts of market growth and other projections included in this presentation may prove to be inaccurate, and even if the markets in which the Company competes achieve the forecasted growth, it cannot be assured that the Company’s business will grow at a similar rate, if at all. If the Company does not compete effectively, its business could be adversely impacted. The Company is subject to extensive government regulation, and the Company’s failure or inability to comply with these regulations or regulatory action against it could adversely affect the Company’s results of operations, financial condition, or business. Changes to the laws or regulations applicable to the Company could adversely affect the Company’s results of operations, financial condition, or business. The Company is subject to litigation and regulatory examinations and investigations. Failure to properly disclose conflicts of interest could harm the Company’s reputation, results of operations, financial condition, or business. The Company may expand its business and may enter into new lines of business or geographic markets, which may result in additional risks and uncertainties and place significant demands on its administrative, operational and financial resources. There can be no assurance that the Company will be able to successfully manage this growth. The Company may be subject to increasing scrutiny from its clients with respect to the societal and environmental impact of investments it makes, which may adversely impact its ability to retain clients or to grow its client base and assets under management or assets under advisement, and also may cause the Company to more likely invest client capital based on societal and environmental factors instead of investing client capital in the most compelling investment opportunities (i.e., those with the highest return potential for a particular level of risk).

Risk factors (cont’d) The Company’s information and technology systems may be vulnerable to damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by its professionals, power outages, and catastrophic events such as fires, tornadoes, floods, hurricanes, and earthquakes, which in each instance may disrupt the Company’s business, damage its reputation, result in financial losses or limit its growth. The Company may be unable to remain in compliance with the financial or other covenants contained in its credit facilities. Any breach of the Company’s credit facilities could have a material adverse effect on its business and financial condition. The Company relies on its management team to grow its business, and the loss of key management members, or an inability to hire key personnel, could harm its business. The failure to attract and retain additional qualified personnel and any restrictions on the movement of personnel could prevent the Company from executing its business strategy and growth plans. Due to the Company’s partially remote workforce, the Company may face increased business continuity and cyber risks that could significantly harm its business and operations. Employee misconduct, which can be difficult to detect and deter, could harm the Company’s reputation and subject the Company to significant legal liability. Confidentiality agreements with employees, consultants, and others may not adequately prevent disclosure of trade secrets and other proprietary information. If the Company is not able to satisfy data protection, security, privacy, and other government- and industry-specific requirements or regulations, its results of operations, financial condition, or business could be harmed. The Company is exposed to data and cybersecurity risks that could result in data breaches, service interruptions, harm to its reputation, protracted and costly litigation, or significant liability. The Company’s reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States. If the Company’s estimates or judgments relating to its critical accounting policies prove to be incorrect, the Company’s operating results could be adversely affected. If the Company experiences material weaknesses or otherwise fail to maintain an effective system of internal controls, the Company may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in the Company and, as a result, the value of the Securities. The Company’s controls and procedures may fail or be circumvented, its risk management policies and procedures may be inadequate, and operational risks could adversely affect its reputation and financial condition. The Company may not have control over the day-to-day operations of many of the underlying funds included in its Investments or over the business of its external strategic managers. The Company may be materially adversely affected by the recent COVID-19 outbreak. The requirements of being a public company, including maintaining adequate internal control over the Company’s financial and management systems, may strain its resources, divert management’s attention, and affect its ability to attract and retain executive management and qualified board members. An active market for the Securities may not be sustained, which may inhibit the ability of the Company’s stockholders to sell shares of the Company’s common stock.

Risk factors (cont’d) The Company’s management team has limited experience managing a public company. If securities or industry analysts do not publish research or reports about the Company’s business, if they adversely change their recommendations regarding its shares or if its results of operations do not meet their expectations, the Company’s share price and trading volume could decline. Risks Related to the Private Placement, CGC and the Business Combination There can be no assurance that CGC will be able to raise sufficient capital in the Private Placement to consummate the Business Combination. CGC and the Targets will incur significant transaction costs in connection with the Business Combination. The consummation of the Business Combination is subject to a number of conditions, including regulatory approvals and third-party consents, and if those conditions are not satisfied or waived, the Business Combination may not be completed. The ability to successfully effect the Business Combination and the Company’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain of its key personnel, and it cannot be assured that all of those key personnel will stay with the Company following the Business Combination. If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price or value of the Securities may decline. There is a possibility that legal proceedings could be brought in connection with the Business Combination and the outcome of such proceedings, if initiated, could delay or prevent the completion of the Business Combination. Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the Company’s and/or the Targets’ business and results of operations and the Parties’ ability to consummate the Business Combination. The Company will be a holding company and its only material asset after completion of the Business Combination will be its interest in its subsidiaries, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes, expenses, and dividends. GCG is an emerging growth company within the meaning of the Securities Act of 1933, as amended, and has taken advantage of certain exemptions from disclosure requirements available to emerging growth companies; this could make the Company’s securities less attractive to investors and may make it more difficult to compare the Company’s performance with other public companies.